Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

						Three Months
						Ended
	1999	2000	2001	2002	2003	Mar. 31, 2004
			(in thousands)
Earnings
Income From Continuing Operations *	72,856	65,951	92,533	105,882	108,906	34,782
Fixed Charges	34,305	55,621	72,217	77,726	99,212	22,415
Distributed Income of Equity Investment	—	—	40,800	30,938	27,733	6,000
Capitalized Interest	(2,133)	(4,559)	(4,000)	(4,345)	(5,290)	(864)

Total Earnings	105,028	117,013	201,550	210,201	230,561	62,333

Fixed Charges
Interest Expense	31,563	48,982	66,057	70,537	89,540	20,459
Capitalized Interest	2,133	4,559	4,000	4,345	5,290	864
Rental Interest Factor	609	2,080	2,160	2,844	4,382	1,092

Total Fixed Charges	34,305	55,621	72,217	77,726	99,212	22,415

Ratio: Earnings / Fixed Charges	3.06	2.10	2.79	2.70	2.32	2.78

*	Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.